UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          N/A          .

2009 Third Quarter Preliminary Operating Results
SIGNATURES

2009 Third Quarter Preliminary Operating Results
On October 29, 2009, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2009. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).
The preliminary figures for the third quarter of the fiscal year 2009 presented herein are currently being reviewed by our independent auditor and are subject to change.
     1. Operating results of KB Financial Group (consolidated)

				% Change		% Change
(Won in millions, %)		3Q 2009*	2Q 2009	(Q to Q)	3Q 2008	(Y to Y)
Operating Revenue	Specified Quarter	6,679,499	6,632,347	0.7	11,769,356	(43.2)
	Cumulative	24,487,629	17,843,411	—	11,769,356	—
Operating Income	Specified Quarter	145,037	14,416	906.1	593,512	(75.6)
	Cumulative	580,349	435,312	—	593,512	—
Income before	Specified Quarter	155,419	23,385	564.6	804,290	(80.7)
Income Tax	Cumulative	510,760	355,341	—	804,290	—
Net Income**	Specified Quarter	173,717	109,933	58.0	568,049	(69.4)
	Cumulative	521,981	348,264	—	568,049	—

*	KB Financial Group was established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law. However, for illustrative purposes, the figures for the third quarter of fiscal year 2008 have been prepared for the full quarter (July 1 to September 30, 2008) based on the consolidated results subsequent to June 30, 2008, the end of the most recent quarter prior to the establishment of KB Financial Group.

**	Represents net income for controlling company interests.

     2. Operating results of Kookmin Bank (non-consolidated)

				% Change		% Change
(Won in millions, %)		3Q 2009	2Q 2009	(Q to Q)	3Q 2008	(Y to Y)
Operating Revenue	Specified Quarter	6,311,324	6,924,092	(8.8)	11,411,310	(44.7)
	Cumulative	23,254,336	16,973,304	—	26,774,138	(13.1)
Operating Income	Specified Quarter	189,876	84,936	123.6	563,164	(66.3)
	Cumulative	612,011	422,135	—	2,245,416	(72.7)
Income before	Specified Quarter	199,098	161,410	23.3	777,646	(74.4)
Income Tax	Cumulative	601,763	402,665	—	2,546,624	(76.4)
Net Income	Specified Quarter	231,144	227,701	1.5	553,390	(58.2)
	Cumulative	617,985	386,841	—	1,829,243	(66.2)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: October 29, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO